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                  [LETTERHEAD OF MORGAN, LEWIS & BOCKIUS LLP]

May 3, 2000

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC 20549

Re:  Hansberger Institutional Series (the "Trust")
     File Nos 333-08919 and 811-07729
     ---------------------------------------------

Dear Sir or Madam:

I am hereby writing to withdraw the filing under Rule 485(a) of Post-Effective Amendment No. 4 under the Securities Act of 1933 and Amendment No. 6 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust filed on April 28, 2000. The accession number of this filing was 0000927016-00-001517.

This Rule 485(a) was filed in error and should have been filed under Rule
485(b).

If you have any questions regarding this filing, please call me at 202-467-7654.


Very truly yours,

/s/ W. John McGuire
W. John McGuire